# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: LivePerson, Inc., CIK 0001102993
CUSIP: 538146101
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 530 7th Ave, Floor M1, New York, New York (NY), 10018
Date of event which requires filing of this statement: 08/22/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001857418
Persons authorized to receive notices and communications: Alexander Slusky, 650 California St, 32nd Floor, San Francisco, California (CA), 94108, (415) 293-5000

## Reporting persons
- Vector Capital VI, L.P. (CIK 0001938683): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 7,983,818; sole dispositive power 0; shared dispositive power 7,983,818; aggregate amount beneficially owned 7,983,818 (8.26% of the class)
- Vector Capital Management, L.P. (CIK 0001857418): type of reporting person: other (OO), investment adviser (IA); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,983,818; sole dispositive power 0; shared dispositive power 7,983,818; aggregate amount beneficially owned 7,983,818 (8.26% of the class)
- Vector Capital, L.L.C. (CIK 0001659054): type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,983,818; sole dispositive power 0; shared dispositive power 7,983,818; aggregate amount beneficially owned 7,983,818 (8.26% of the class)
- Alexander R. Slusky (CIK 0001357262): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,983,818; sole dispositive power 0; shared dispositive power 7,983,818; aggregate amount beneficially owned 7,983,818 (8.26% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: LivePerson, Inc.
Address of issuer's principal executive offices: 530 7th Ave, Floor M1, New York, New York (NY), 10018

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Each of the Reporting Persons' current ownership in the Issuer and the Issuer's Common Stock is set forth on the cover pages to this Schedule 13D and is incorporated by reference herein. The ownership percentages reported in this Schedule 13D are based on 96,624,957 shares of the Issuer's Common Stock issued and outstanding on August 1, 2025, as reported in the Issuer's Form 10-Q for the quarterly period ended June 30, 2025, filed on August 13, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: Items 7 through 10 of each of the cover pages of this Schedule 13D are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Other than as disclosed in this Schedule 13D, as amended, the transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Exhibit 99.1 and such information is incorporated herein by reference. All such transactions were carried out in open market transactions
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: No applicable

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 - Transactions Effected by the Reporting Persons During the Past 60 Day.

## Signatures
- Vector Capital VI, L.P.: /s/ David Baylor, Director (08/26/2025)
- Vector Capital Management, L.P.: /s/ Alexander R. Slusky, Managing Member (08/26/2025)
- Vector Capital, L.L.C.: /s/ Alexander R. Slusky, Managing Member (08/26/2025)
- Alexander R. Slusky: /s/ Alexander R. Slusky, Alexander R. Slusky (08/26/2025)